SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 ___________
(Amendment No. __)*
GENERAC HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share	368736 104
(Title of class of securities)	(CUSIP number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1

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CUSIP No.	368736 104	13G	Page 2

1			NAME OF REPORTING PERSON CCMP Capital Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	24,195,367*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	24,195,367*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		24,195,367*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.8%
12			TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON PAGE 13.

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CUSIP No.	368736 104	13G	Page 3

1			NAME OF REPORTING PERSON CCMP Capital Investors (Cayman) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	3,225,209*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	3,225,209*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,225,209*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%
12			TYPE OF REPORTING PERSON (See Instructions) FI

* SEE ITEM 4 ON PAGE 13.

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CUSIP No.	368736 104	13G	Page 4

1			NAME OF REPORTING PERSON CCMP Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	27,420,576*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	27,420,576*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		27,420,576*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.6%
12			TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON PAGE 13.

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CUSIP No.	368736 104	13G	Page 5

1			NAME OF REPORTING PERSON CCMP Capital Associates GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	27,420,576*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	27,420,576*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		27,420,576*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.6%
12			TYPE OF REPORTING PERSON (See Instructions) OO

* SEE ITEM 4 ON PAGE 13.

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CUSIP No.	368736 104	13G	Page 6

1			NAME OF REPORTING PERSON CCMP Generac Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	12,477,487*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	12,477,487*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,477,487*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12			TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON PAGE 13.

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CUSIP No.	368736 104	13G	Page 7

1			NAME OF REPORTING PERSON CCMP Generac Co-Invest GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	12,477,487*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	12,477,487*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,477,487*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12			TYPE OF REPORTING PERSON (See Instructions) OO

* SEE ITEM 4 ON PAGE 13.

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CUSIP No.	368736 104	13G	Page 8

1			NAME OF REPORTING PERSON CCMP Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	39,907,438*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	39,907,438*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		39,907,438*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.1%
12			TYPE OF REPORTING PERSON (See Instructions) OO

* SEE ITEM 4 ON PAGE 13.

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CUSIP No.	368736 104	13G	Page 9

1			NAME OF REPORTING PERSON Stephen Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	39,907,438*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	39,907,438*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		39,907,438*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.1%
12			TYPE OF REPORTING PERSON (See Instructions) IN

* SEE ITEM 4 ON PAGE 13.

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CUSIP No.	368736 104	13G	Page 10

1			NAME OF REPORTING PERSON Timothy Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	39,907,438*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	39,907,438*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		39,907,438*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.1%
12			TYPE OF REPORTING PERSON (See Instructions) IN

* SEE ITEM 4 ON PAGE 13.

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CUSIP No.	368736 104	13G	Page 11

1			NAME OF REPORTING PERSON Greg D. Brenneman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	39,907,438*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	39,907,438*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		39,907,438*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.1%
12			TYPE OF REPORTING PERSON (See Instructions) IN

* SEE ITEM 4 ON PAGE 13.

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ITEM 1.	NAME OF ISSUER; ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) – (b)   This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Generac Holdings Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is S45 W29290 Hwy. 59, Waukesha, Wisconsin 53189.

ITEM 2.          NAME OF PERSON FILING; ADDRESS OR PRINCIPAL BUSINESS OFFICE; CITIZENSHIP; TITLE OF CLASS OF SECURITIES; CUSIP NO.

(a)           This Schedule 13G is being filed by:

           (i) CCMP Capital Investors II, L.P. (“CCMP Capital Investors”);

(ii) CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman” and together with CCMP Capital Investors, the “CCMP Capital Funds”);

(iii) CCMP Capital Associates, L.P. (“CCMP Capital Associates”);

(iv) CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”);

(v) CCMP Generac Co-Invest, L.P. (“Generac Co-Invest”);

(vi) CCMP Generac Co-Invest GP, LLC (“Generac Co-Invest GP”);

(vii) CCMP Capital, LLC (“CCMP Capital”); and

(viii) Stephen Murray, Timothy Walsh and Greg D. Brenneman (Messrs. Murray, Walsh and Brenneman, together with the CCMP Capital Funds, CCMP Capital Associates, CCMP Capital Associates GP, Generac Co-Invest, Generac Co-Invest GP and CCMP Capital, the “Reporting Persons”), each in his capacity as a member of a CCMP Capital investment committee that makes voting and disposition decisions with respect to the Issuer’s Common Stock beneficially owned by CCMP Capital.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2011, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which each have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b)        The principal business office of each of the Reporting Persons other than CCMP Cayman and Mr. Brenneman is:

c/o CCMP Capital, LLC
245 Park Avenue
New York, NY 10167

The principal business office for CCMP Cayman is:

c/o Walkers SPV Limited
PO Box 908 GT
Walker House, George Town
Grand Cayman, Cayman Islands

The principal business office for Mr. Brenneman is:

c/o CCMP Capital, LLC
24 Waterway Avenue
Suite 750
The Woodlands, Texas  77380

(c)           Citizenship of the Reporting Persons:

(i) CCMP Capital Investors, CCMP Capital Associates, CCMP Capital Associates GP, Generac Co-Invest, Generac Co-Invest GP and CCMP Capital: Delaware;

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(ii) CCMP Cayman: Cayman Islands; and

(iii) Messrs. Murray, Walsh and Brenneman: United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

368736 104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX.

Not applicable.

ITEM 4.          OWNERSHIP

(a) Amount beneficially owned:

The Reporting Persons collectively beneficially own 39,907,438 shares of the Issuer’s Common Stock, which constitutes 59.1% of the Issuer's total Common Stock outstanding.  The percentage ownership of the Reporting Persons is based on 67,522,096 shares of Common Stock outstanding as of November 8, 2010, as reported by the Issuer in its Form 10-Q for the period ended September 30, 2010 filed with the Securities and Exchange Commission on November 12, 2010.

The general partner of each of the CCMP Capital Funds is CCMP Capital Associates.  The general partner of CCMP Capital Associates is CCMP Capital Associates GP.  CCMP Capital Associates GP is wholly owned by CCMP Capital.  The general partner of Generac Co-Invest is Generac Co-Invest GP.  Generac Co-Invest GP is wholly owned by CCMP Capital.  CCMP Capital ultimately exercises voting and dispositive power of the securities held by the CCMP Capital Funds and Generac Co-Invest.  Voting and disposition decisions at CCMP Capital with respect to such securities are made by an investment committee, the members of which are Messrs. Murray, Walsh and Brenneman.

Each of CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital is deemed to beneficially own 24,195,367 shares of the Issuer’s Common Stock held by CCMP Capital Investors and 3,225,209 shares of the Issuer's Common Stock held by CCMP Cayman.  Each of Generac Co-Invest GP and CCMP Capital is deemed to beneficially own 12,477,487 shares of the Issuer’s Common Stock held by Generac Co-Invest.  CCMP Capital is deemed to beneficially own 3,125 shares of the Issuer’s Common Stock held by each of Messrs. Murray and Walsh and Stephen McKenna because CCMP Capital has voting and dispositive power over such shares as a result of the contractual arrangements among the CCMP Capital Funds, CCMP Capital Associates and CCMP Capital, which provide that such shares are to be held for the benefit of the CCMP Funds and are to be voted or disposed of at the direction of CCMP Capital.  As a consequence of being members of the CCMP Capital investment committee that makes voting and disposition decisions with respect to the reported securities, Messrs. Murray, Walsh and Brenneman may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own all 39,907,438 shares of the Issuer's Common Stock collectively held by the CCMP Capital Funds and Generac Co-Invest. Each of Messrs. Murray, Walsh and Brenneman disclaims any beneficial ownership of any securities held by the CCMP Capital Funds or Generac Co-Invest.

(b) Percent of Class:

     See Item 11 of each cover page.

(c) Number of Shares as to which such Person has:

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      (i)           Sole power to vote or to direct the vote: See Item 5 of each cover page.

     (ii)           Shared power to vote or to direct the vote: See Item 6 of each cover page and Item 4(a)above.

    (iii)           Sole power to dispose or to direct the disposition of: See item 7 of each cover page.

     (iv)           Shared power to dispose or to direct the disposition of: See Item 8 of each cover page and
Item 4(a) above.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

 Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           February 14, 2011

CCMP Capital, LLC

/s/ Timothy Walsh
Timothy Walsh
Managing Director

CCMP Capital Investors II, L.P.

By: CCMP Capital Associates, L.P., its general partner

By: CCMP Capital Associates GP, LLC

/s/ Timothy Walsh
Timothy Walsh
Managing Director

CCMP Capital Investors (Cayman) II, L.P.

By: CCMP Capital Associates, L.P., its general partner

By: CCMP Capital Associates GP, LLC, its general partner

/s/ Timothy Walsh
Timothy Walsh
Managing Director

CCMP Capital Associates, L.P.,

By: CCMP Capital Associates GP, LLC, its general partner

/s/ Timothy Walsh
Timothy Walsh
Managing Director

CCMP Capital Associates GP, LLC

/s/ Timothy Walsh
Timothy Walsh
Managing Director

CCMP Generac Co-Invest, L.P.

By: CCMP Generac Co-Invest GP, LLC, its general partner

/s/ Timothy Walsh
Timothy Walsh
Managing Director

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CCMP Generac Co-Invest GP, LLC

/s/ Timothy Walsh
Timothy Walsh
Managing Director

/s/ Stephen Murray
Stephen Murray

/s/ Timothy Walsh
Timothy Walsh

/s/ Greg D. Brenneman
Greg D. Brenneman

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EXHIBIT INDEX

Exhibit A                                        Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934,as amended.

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